UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 16 May 2017

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has awarded on 8 May 2017 ("the Award Date"), Award effective 1 March 2017, Conditional Performance Shares to Directors of Major Subsidiaries and Company Secretary of Gold Fields in terms of the Gold Fields Limited 2012 Share Plan as set out below.

Performance Shares (PS) are conditionally awarded, based on a share price of R41.2943 being the 3 day VWAP of 24, 27, 28 February 2017. The number of PS which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the company achieving pre-determined performance conditions as follows:

Relative TSR - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group,
Absolute TSR - Gold Fields share price measured at the start and the end of the performance period.
Free Cash Flow Margin – achievement of pre-determined FCFM target.
The number of shares to be settled will range from 0% to 200% of the initial conditional award.

Name	**NJ HOLLAND**
Position	Director of Gold Fields Ltd
No of PS awarded and accepted	370,042
Award Acceptance Date	15 May 2017
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**MML MOKOKA**
Position	Company Secretary
No of PS awarded and accepted	34,696
Award Acceptance Date	15 May 2017
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of

	Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**J PAULEY**
Position	Director of a Major Subsidiary Gold Fields Orogen(BVI) Holdings
No of PS awarded and accepted	67,206
Award Acceptance Date	15 May 2017
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained.

16 May 2017
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 16 May 2017

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer